UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 23, 2011: Euroseas Ltd. Announces Time Charter extension for its Container Vessel Despina P and earlier Dry Docking of Container Vessel Captain Costas.

Exhibit 1

Euroseas Ltd. Announces Time Charter extension for its Container Vessel Despina P and earlier Dry Docking of Container Vessel Captain Costas

Maroussi, Athens, Greece, November 23, 2011, Euroseas Ltd. (NASDAQ:ESEA), an owner and operator of drybulk carriers and container vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that a subsidiary of the Company has extended for approximately one year (until March 1, 2013) its time charter agreement, for the vessel Despina P, a 1932 teu, 1990 built Handysize containership, at a gross daily rate of $7,000. The new rate will commence on January 19, 2012.

Following the above mentioned charter, approximately 30% of Euroseas’ total container fleet days for 2012 and approximately 6% in 2013 are secured under period charters.

Furthermore, the Company has decided to accelerate the scheduled dry docking of the containership Captain Costas and perform it during this challenging period. The dry docking was originally scheduled for the summer of 2012.

Aristides Pittas, Chairman and CEO of Euroseas, commented: “The container market has been witnessing a significant correction during the last six months and has now entered into the traditionally low period which usually lasts until after the Chinese new year ( end of January for 2012) when volumes start to pick up again. We had four vessels opening up during this challenging period. We are happy to have been able to extend the time charter on the Despina P and our decision to accelerate the scheduled dry docking of the Captain Costas reflects our belief that we can utilise currently idle time so that the ship will not need to lose time in the summer when we expect to see improvements in the market. We have also been able to fix employment for the containership Jonathan P for a minimum of 21 to a maximum of 70 days so the only vessel currently idle is the containership Marinos (ex YM Port Kelang). We continue to believe that provided the world economy grows at levels close to the 4% mark we should see a reversal of the fortunes of the container sector as of Q2 2012. We also think that the presently soft market may offer us opportunities to buy further vessels in both the container and drybulk sectors at depressed prices and we continue to scan the markets accordingly.”

As of November 22 2011, the Company’s fleet profile is as follows

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment*	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Mar-12 Thereafter TC ‘til Feb-14 + 1 Year in Charterers Option	$17,500 $11,200 +50/50 Profit Share $14,200
ELENI P	Panamax	72,119		1997	TC ‘til Jan-13	$16,500
IRINI	Panamax	69,734		1988	TC ‘til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til May-12	$14,950
MONICA P	Handymax	46,667		1998	TC 'til Sep-13	$12,375
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,000
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Jun-13	$15,750
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Feb-12	$7,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Feb-12	$12,500
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Jan-12 Thereafter TC ‘til Mar-13	$8,500 $7,000
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	TC ‘til Dec-11	$6,700
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	Open-in DD
MARINOS (ex-YM PORT KELANG, ex-MASTRO NICOS,)	Handy size	23,596	1,599	1993	Open
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Feb-12	$10,500
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Jun-12	$11,200
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Jun-12	$11,200
Total Container Carriers	10	274,354	17,787
Fleet Grand Total	16	628,730	18,737

* TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.  DD denotes dry docked.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 10 containerships have a cargo capacity of 17,787 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward - Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr.

Company Contact

Tasos Aslidis

11 Canterbury Lane,

Watchung, NJ 07069

Tel. (908) 301-9091

E-mail: aha@euroseas.gr

Investor Relations / Financial Media

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  November 23, 2011

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President